1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 25, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Third Quarter EPS of NT$1.90

Hsinchu, Taiwan, R.O.C., October 25, 2012 — TSMC today announced consolidated revenue of NT$141.38 billion, net income of NT$49.30 billion, and diluted earnings per share of NT$1.90 (US$0.32 per ADR unit) for the third quarter ended September 30, 2012.

Year-over-year, third quarter revenue increased 32.8% while both net income and diluted EPS increased 62.2%. Compared to second quarter of 2012, third quarter of 2012 results represent a 10.4% increase in revenue, and a 17.9% increase in both net income and diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

In US dollars, third quarter revenue increased 9.5% from the previous quarter and increased 29.5% year-over-year.

Gross margin for the quarter was 48.8%, operating margin was 37.2%, and net margin was 34.9%.

Shipments of 28-nanometer process technology more than doubled during the quarter and accounted for 13% of total wafer revenues. 40-nanometer accounted for 27% of total wafer revenues, and 65-nanometer was 22%. These advanced technologies accounted for 62% of total wafer revenues.

“Due to the strong demand for our advanced technologies, we have enjoyed a record quarter of both revenue and net income in the third quarter,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “However, we expect the IC supply chain to begin reducing inventories in the fourth quarter, which will affect the demand for our wafers. Based on our current business outlook and exchange rate assumption of 1 US dollar to 29.47 NT dollars, management expects overall performance for fourth quarter 2012 to be as follows”:

•	Revenue is expected to be between NT$129 billion and NT$131 billion;

•	Gross profit margin is expected to be between 45% and 47%;

•	Operating profit margin is expected to be between 33% and 35%.

TSMC’s 2012 third quarter consolidated results :

(Unit: NT$ million, except for EPS)

	3Q12 Amount*		3Q11 Amount		YoY Inc. (Dec.) %	2Q12 Amount		QoQ Inc. (Dec.) %
Net sales	141,375		106,483		32.8	128,061		10.4
Gross profit	69,030		44,770		54.2	62,256		10.9
Income from operations	52,653		31,598		66.6	46,712		12.7
Income before tax	53,729		32,160		67.1	45,924		17.0
Net income	49,303		30,395		62.2	41,813		17.9
EPS (NT$)	1.90	**	1.17	***	62.2	1.61	****	17.9

*	2012 third quarter figures have not been approved by Board of Directors
**	Based on 25,927 million weighted average outstanding shares
***	Based on 25,924 million weighted average outstanding shares
****	Based on 25,927 million weighted average outstanding shares

#    #    #

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Dana Tsai Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125036 Mobile: 886-988-931-351 E-Mail: dana_tsai@tsmc.com